Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above have advised under a notification dated 3 January 2003 that they disposed on the 2 January 2003 of 289,402 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following this disposal is 33,820,721 shares (made up of both Ordinary Share and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust:- Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown
Deputy Company Secretary
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3 January 2003

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